SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	September	2012
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated September 5, 2012.

Document 1

For Immediate Release	September 5, 2012

Sonde Resources Corp. Announces Test Data from Ante Creek North Montney Exploration Well

CALGARY, ALBERTA- (Marketwire  – September 5, 2012) - Sonde Resources Corp. ("Sonde" or the "Company") (TSX:SOQ) (NYSE MKT LLC:  SOQ) announced today that it performed a 5-day production test on its first Montney exploration well, the 4-19-67-26W5 HZ in the Ante Creek North area.

The well was drilled and cased to a measured depth of 3,350 meters, and stimulated using a ball-drop system with 8 stages of gelled propane.  Unusually high permeability was encountered, and near the end of the flowback period, after recovering approximately 54% of load propane, the well flowed at rates averaging 1,200 bbl fluid plus 1.8 MMcf total gas per day, with formation hydrocarbon rates of 120 bbl of 41.6 API gravity oil plus 1.3 MMcf gas (334 boe / day).  Total cost to drill, case, stimulate and test the well was approximately $4.3 MM.

Sonde has shut-in the well for a required build-up test, and is planning an extended (14-30 day) production test to determine if oil cuts (about 10% during the 5-day test) will stabilize or increase.  This extended test will be performed as soon as necessary equipment can be secured.

Although the high water rates encountered were unexpected, it indicates the presence of an unusually porous and permeable Montney formation at this location. Based on low rates of decline (<5% annually) observed at other high water-cut wells in the Ante Creek and Sturgeon Lake pools, this high-permeability Montney can deliver economic results as long as oil cuts stabilize in the 10-15% range. The need to add dedicated saltwater disposal capacity to these wells can increase per well costs by $250,000-$500,000, but does not generally cause significant increases to operating expense.

Jack Schanck, Sonde’s President and CEO, stated that “Although early phase test results can be misleading, and need to be confirmed with longer test periods, it is encouraging to encounter such high-quality reservoir at this location.  This is the first well in the Ante Creek North area to produce oil and gas from the Montney, and proving its economic viability would create an entirely new and untapped pool for future development.  Sonde has a land position of over 39 net sections (24,960 acres) in the immediate vicinity of the well.”

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located in Western Canada and offshore North Africa. See Sonde's website at www.sonderesources.com to review further detail on Sonde's operations.

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, the anticipated use of proceeds and after tax net gain from the sale of assets. Sonde may, in its discretion, reallocate some or all of the net proceeds and defer or accelerate planned capital expenditures relating to the exploration and development of its oil and gas properties.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, operating conditions, management’s expectations regarding future growth, plans for and result of drilling activity, availability of capital, and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; the uncertainty of estimates and projections in relation to production; risks affecting Sonde’s ability to execute projects and market oil and natural gas; risks inherent in operating in foreign jurisdictions; the ability to attract and retain key personnel; and the inability to raise additional capital. Additional assumptions and risks are set out in detail in our Annual Information Form, available on SEDAR at www.sedar.com., and the Corporation’s annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission.

Although we believe that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. We base our forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them.

Contact Information

Sonde Resources Corp.
Investor Relations
(403) 294-1411
(403) 216-2374 (FAX)

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
www.sonderesources.com

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	September 5, 2012	By:	/s/ Kurt A. Nelson
Name: Kurt A. Nelson Title: Chief Financial Officer